United States
                             Securities and Exchange Commission
                                  Washington, D.C.  20549


                                     Schedule 13G/A

                         Under the Securities Exchange Act of 1934

                                    Amendment No. 15*

                                   Cerner Corporation
                                    (Name of Issuer)

                                      Common Stock
                             (Title of Class of Securities)

                                        156782104
                                      (CUSIP Number)


                                     December 30, 2000
                    (Date of Event Which Requires Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13G/A
                              FILED PURSUANT TO RULE 13d-7

Item 1(a):	Name of Issuer:

			Cerner Corporation

Item 1(b):	Name of Issuer's Principal Executive Offices:

			        2800 Rockcreek Parkway, 601
           Kansas City, MO  64117

Item 2(a):	Name of Person Filing:

        			Clifford W. Illig

Item 2(b):	Address or Principal Business Office or, if None, Residence:

         		(i) -(ii) 2800 Rockcreek Parkway, Suite 601
			        Kansas City, MO  64117

Item 2(c):	Citizenship:

         			United States

Item 2(d):	Title of Class of Securities:

         			Common Stock

Item 2(e):	CUSIP Number:

         			156782104

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

			Not Applicable.

Item 4:  Ownership

 	(a) Amount Beneficially Owned:	                               3,261,436 *

  (b) Percent of Class:                                             9.36%

 	(c) Number of Shares as to which such person has:

      (i) sole power to vote or to direct the vote:              3,199,343 *

     (ii) shared power to vote or to direct the vote:               62,093

    (iii) sole power to dispose or to direct the disposition of: 3,199,343 *

     (iv) shared power to dispose or to direct the disposition of:  62,093

          * Such number of shares includes 195,667 shares held by Bonne Illig, wife of Clifford W. Illig, as trustee for their minor children.

Item 5:  	Ownership of Five Percent or Less of a Class.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person

			Shares (constituting a portion of the number of shares
 		reported under Item 4) are held on behalf of Clifford W. Illig
			by a trustee under the Cerner Corporation Employee Stock
 		Purchase Retirement Plan, the trustee receives the dividends
			pursuant to the terms of the plan.

Item 7:	Identification and Classification of the Subsidiary Which Acquired
       		the Security Being Reported on By the Parent Holding Company.

		Not Applicable.

Item 8:	Identification and Classification of Members of the Group.

		Not Applicable.

Item 9:	Notice of Dissolution of Group.

		Not Applicable.

Item 10:	Certification

		Not Applicable.

                                        Signature
                                        ---------

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 By:	/s/Clifford W. Illig
	------------------------
       Clifford W. Illig
       Vice Chairman



       February 14, 2001
       ------------------
       Date